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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934*




                                Orthovita, Inc.
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                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   68750U102
 ------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 July 1, 2003
           -----------------------------------------------------------
             (Date of Event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Statement is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68750U102                    13G                 Page  2  of  5  Pages

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    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Mr. Steven Derby
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]

                                                                        (b) [ ]
--------------------------------------------------------------------------------
    3       SEC USE ONLY


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    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------

                           5      SOLE VOTING POWER
      NUMBER OF                   0
        SHARES     -------------------------------------------------------------
     BENEFICIALLY
       OWNED BY            6      SHARED VOTING POWER
         EACH                     2,717,415 (1)
      REPORTING    -------------------------------------------------------------
        PERSON             7      SOLE DISPOSITIVE POWER
         WITH
                                  0
                   -------------------------------------------------------------
                           8      SHARED DISPOSITIVE POWER

                                  2,717,415
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,717,415
--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           [ ]
--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           7.9%
--------------------------------------------------------------------------------
   12      TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------

(1) Mr. Steven Derby shares dispositive power of 1,467,415 shares of common stock of the Issuer in his capacity as the sole managing member of SDS Capital Partners, LLC, the general partner of SDS Merchant Fund, L.P. Mr. Steven Derby shares dispositive power of 1,250,000 shares of common stock of the Issuer in his capacity as a managing member of Baystar Capital Management, LLC, the general partner of Baystar Capital II, L.P.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

--------------------------------------------------------------------------------

CUSIP NO. 68750U102                  SCHEDULE 13G        PAGE   3  OF   5  PAGES

--------------------------------------------------------------------------------

ITEM 1(A).        NAME OF ISSUER:

                  Orthovita, Inc.

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  45 Great Valley Parkway
                  Malvern, Pennsylvania 19355

ITEM 2(A).        NAME OF PERSON FILING.
ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.
ITEM 2(C).        CITIZENSHIP.

                  Mr. Steven Derby
                  53 Forest Avenue, 2nd Floor
                  Old Greenwich, CT 06870
                  United States citizen

ITEM 2(D).        TITLE OF CLASS OF SECURITIES:

                  Common Stock

ITEM 2(E).        CUSIP NUMBER:

                  68750U102

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

                  Not Applicable

ITEM 4.           OWNERSHIP.        As of July 1, 2003:

                  (a) Amount beneficially owned: 2,717,415 shares of Common
                      Stock (1)

                  (b) Percent of Class: 7.9%

                  (c) Number of shares as to which such person has:

                           (i) sole power to vote or direct the vote: 0

                           (ii)  shared  power  to  vote  or  direct  the  vote:
                                 2,717,415

                           (iii) sole power to dispose or direct the disposition
                                 of: 0

                           (iv) shared power to dispose or direct the
                                disposition of: 2,717,415

--------------------------------------------------------------------------------

CUSIP NO. 68750U102                  SCHEDULE 13G        PAGE   4  OF   5  PAGES

--------------------------------------------------------------------------------

                  (1) Mr. Steven Derby shares dispositive power of 1,467,415 shares of common stock of the Issuer in his capacity as the sole managing member of SDS Capital Partners, LLC, the general partner of SDS Merchant Fund, L.P. Mr. Steven Derby shares dispositive power of 1,250,000 shares of common stock of the Issuer in his capacity as a managing member of Baystar Capital Management, LLC, the general partner of Baystar Capital II, L.P.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not Applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not Applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

                  Not Applicable.

ITEM 10.          CERTIFICATION.

                  By signing below, the Reporting Person certifies that, to the best of his knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

--------------------------------------------------------------------------------

CUSIP NO. 68750U102                  SCHEDULE 13G        PAGE   5  OF   5  PAGES

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                                    SIGNATURE

     After reasonable inquiry and to the best of the Reporting Person's knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

     Dated: July 31, 2003

                                                    /s/ Steven Derby
                                                    ----------------------------
                                                            Steven Derby